

May 6, 2011

<u>Via U.S. Mail</u>
Thomas Bartlett
President
DogInn, Inc.
1380 Lougar Ave
Sarnia, Ontario, N7S 5N7, Canada

> **Re: DogInn, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 11, 2011**
> **File No. 333-173438**

Dear Mr. Bartlett:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Facing Sheet</u>

1.   We note that you have included the primary standard industrial classification code number 0752 on the facing sheet of your registration statement, but the SIC number you have been assigned on EDGAR is 7389. In your response letter, please explain why you believe SIC code 0752 conforms more accurately to your proposed business, or revise your document.

2.   Consistent with paragraph (3) of Schedule A to the Securities Exchange Act of 1933, revise to provide the name, address and telephone number of a registered agent for service in the United States.

3.   The offering you describe will be conducted on a delayed or continuous basis and is subject to Rule 415. Please check the appropriate box on the facing sheet.

Summary, page 3

4.   In the third paragraph you state that you plan to commence business operations in the spring of 2012. Please expand to briefly explain what you mean by the commencement of operations. Also, explain briefly, if true, that you do not expect to earn revenues from your operations until your proposed website is operational and you commence marketing activities. Describe the developmental status of your proposed website and provide factual context concerning the timeline for the development of the site, the costs associated with developing it to an operational state, and the uncertainties as to whether you will succeed in those efforts.

Risk Factors

General

5.   It appears that you do not intend to register a class of securities under Section 12 of the Securities Exchange Act. As such, please include a risk factor that informs potential investors that you will be not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers.

6.   It appears reasonably likely that you will have less than three hundred record shareholders at your next fiscal year end and at the conclusion of the offering. As such it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Securities Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Tell us what consideration you have given to providing a risk factor that addresses these circumstances and the resulting risks to potential investors.

7.   We note that you have not assessed the effectiveness of your disclosure controls and procedures or your internal controls over financial reporting. Tell us what consideration you have given to providing a paragraph that addresses the potential risks that are posed by those facts.   We also note that you will not be required to provide management's report on the effectiveness of your internal controls over financial reporting until your second annual report, and that you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company. Please advise what consideration you have given to these matters in preparing your risk factors.

If we do not obtain additional financing, we will not be able to conduct our business operations to the extent that we become profitable, page 4

8.   Provide quantitative context about the financing you require to reach operational status and conduct your proposed operations. Please state the minimum dollar amounts of

financing that you estimate are required to reach operational status and to conduct your proposed operations for twelve months from the date of the prospectus.

"We cannot offer any assurance as to our future financial results. You may lose your entire investment….," page 5

9.   You state that you have not received "substantial income from operations to date." Given that you have not have not began operations nor earned any income to date, please revise this risk factor disclosure to clearly indicate that you have generated no income from the date of your inception through the most recent date covered by the financial statements included in your filing.

"We anticipate our operating expenses will increase prior to our earning revenues. We may never achieve profitability…," page 5

10.   Please include in this risk factor disclosure a discussion regarding the anticipated costs that you will incur once you become a public reporting company. To the extent possible, you should provide quantitative estimates so as to provide potential investors with a clearer understanding of the scope of this risk.

Description of Business

The Market, page 12

11.   In your document, you cite several third-party reports providing statistics relating to your intended market. In this regard, we note the following:

- Report by the American Pet Products Manufacturers Association regarding the rise of pet ownership in the U.S.;
- The 2009/10 National Pet Owners Survey; and
- The APPMA survey.

Please provide us supplementally with copies of these, and any other third-party reports, used in connection with the preparation of this registration statement. Please make sure that copies are highlighted to show the information used in your document with cross-references to where the information from the third-party reports can be found in your document.

12.   As a related matter, please provide a more detailed description of the pet friendly travel space market. Explain more specifically what you expect to provide and explain how you plan to earn revenues.

The Website, page 12

13.   Please provide a materially complete description of the status of the development of your website to supplement the concise information you will provide in the prospectus summary in response to a comment above. To the extent your website has not yet been developed, you should clearly indicate that any features that will be offered through your website are not guaranteed and are based only upon your expectations.

Financial Statements, page 29

14.   We note that the most recent financial statements included in your document are as of December 31, 2010. As you prepare your amended filing, please be aware of the requirements of Rule 8-08 of Regulation S-X regarding the age of financial statements. In this regard, we note that your financial statements will be 135 days old as of May 15, 2010.

Item 16. Exhibits, page 43

Exhibit 23.1

15.   The consent of your independent registered public accounting firm refers to incorporation by reference of its report into the registration statement; however, the auditor's report is included in the filing, not incorporated by reference. Please include a revised consent with your amended filing.

Item 17. Undertakings, page 43

16.   Given the nature of your offering (i.e. the offering and sale of securities by selling shareholders), it is unclear why you have included the undertaking pursuant to Item 512(a)(6) of Regulation S-K. Please advise.

Signatures, page 45

17.   We note that while your filing has been signed by the Company it has not been signed by your principal executive officer, principal financial officer, controller or principal accounting officer and a majority of your directors in their individual capacities. See Instruction 1 to Signatures of Form S-1. Please revise your document to include the required signatures and be sure that such signatures are preceded by the prefatory language set forth in Form S-1

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any questions. Should you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Jody M. Walker, Esq.